Exhibit 99.1

Hi everyone,

My name is Julien Sarkozy and I’m on the sales development team here on the Masterworks team.

I am pleased to announce our newest offering, an abstract work of art by the late Chinese artist, Zao Wou-Ki. Known for his paintings that blend Eastern and Western aesthetics, Zao Wou-Ki has enjoyed critical acclaim on a global scale. During his lifetime, Zao was granted numerous retrospectives, including at the Grand Palais in Paris, the Taipei Fine Arts Museum and the Hong Kong Museum of Art, as well as the National Art Museum of China in Beijing, among others.

To provide investment quality paintings by the artist, our acquisitions team has reviewed 140 examples of Zao Wou-Ki’s work from around the world, many of which are priced in excess of $5 million. Of these examples, this is the fifth we have selected to be offered on the Masterworks platform.

Begun in 1971 and completed in 1976, Zao Wou-Ki created the Painting during the artist’s seminal “Hurricane Period.” Works from this series are recognized for their energetic brushwork, often configured around a central axis, which is evident in the Painting.

As of November 2022, examples similar in scale, period and composition to the Painting have achieved prices in excess of $1.2 million at auction. These include “6.11.72” (1972), which sold for $1.25 million at Poly Auction, Hong Kong in July of 2022, “14.06.73” (1973), which sold for $1.6 million dollars at Phillips, Hong Kong in December of 2020, and “25.02.77” (1977), which sold for $2.2 million at Christie’s, Hong Kong in December of 2020.

Between May 1999 to July 2022, auction sales of selected works similar to our offering have increased at an estimated annualized appreciation rate of 16.9%.